NSAR Item 77E - BlackRock Credit Allocation Income Trust IV ("BTZ")

Curbow Litigation

On July 27, 2010, Roy Curbow and other shareholders of BTZ filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BTZ as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to BTZ and its common shareholders and committed waste by redeeming BTZ's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by BTZ as a result of the prior redemptions and injunctive relief preventing BTZ from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BTZ from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative complaint with another derivative complaint, containing almost identical allegations, already pending in that court.  The court on March 15, 2012 also authorized plaintiffs to file an amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint.  Defendants moved to dismiss the Consolidated Shareholder Derivative Complaint on July 20, 2012.  On September 14, 2012, Plaintiffs filed a motion to hold the defendants' motion to dismiss in abeyance and allow plaintiffs limited discovery (the "Discovery Motion") before responding to the Dismissal Motion.  The Discovery Motion has been fully briefed by the parties, and the Court has scheduled oral argument on the motion for January 13, 2013.

Protas Litigation

On June 9, 2011, Sydell Protas commenced a putative class action against BTZ, certain former and current Trustees of BTZ, BlackRock, Inc., and certain other financial institutions, in the Court of Chancery of the State of Delaware. On August 31, 2011, Plaintiff filed an "Amended Verified Derivative and Class Action Complaint" (the "Amended Complaint"), which purported to assert certain claims derivatively on behalf of BTZ and certain claims directly as class claims.  The Amended Complaint alleged that the redemptions at par of certain auction preferred shares issued by BTZ constituted a breach of the fiduciary duties purportedly owed to the common shareholders of BTZ; that BTZ allegedly aided and abetted breaches of fiduciary duties by the Trustees; and that BTZ, BlackRock, Inc., and others were unjustly enriched.  The Amended Complaint sought, among other things, an award of unspecified compensatory damages on behalf of a putative class of common shareholders of BTZ.

On May 4, 2012, the Delaware Chancery Court granted Defendants' motion to dismiss the Complaint pursuant to an Order dismissing the Complaint with prejudice.  On June  4, 2012, Plaintiff filed a Notice of Appeal from the Order of the Delaware Chancery Court.  On July 23, 2012, Plaintiff voluntarily dismissed her appeal.

860563.02-NYCSR06A MSW - Draft December 17, 2012 - 12:27 PM